

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 27, 2018

Mark T. Thies
Chief Financial Officer
Avista Corporation
1411 East Mission Avenue
Spokane, Washington 99202

      Re: **Avista Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2017
              Filed February 21, 2018
              File No. 1-3701

Dear Mr. Thies:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      /s/ William H. Thompson

                      William H. Thompson
                      Accounting Branch Chief
                      Office of Consumer Products